UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Annual General Meeting

On May 12, 2026, Brightstar Lottery PLC (the “Company”) held its annual general meeting of shareholders (the “2026 AGM”). At the 2026 AGM, 22 matters were considered and acted upon. Each of the resolutions 1 through 22 were adopted.

The table below shows the results of the poll for each resolution. The full text of the resolutions is contained in the notice of 2026 AGM which is available on the Company’s website www.brightstarlottery.com.

In connection with the matters approved at the Company’s 2026 AGM, copies of the Company’s amended articles of association and amended loyalty plan are furnished as Exhibits 99.1 and 99.2 hereto, respectively.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2025 (“Annual Report and Accounts”).
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,666,451	121,122	368,787,573	177,985	-

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
343,722,615	25,129,704	368,852,319	113,239	-

Resolution 3: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,089,122	740,781	368,829,903	135,655	-

Resolution 4: To approve Enrico Drago continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,644,739	1,218,913	368,863,652	101,906	-

Resolution 5: To approve Ashley M. Hunter continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,118,008	743,508	368,861,516	104,042	-

Resolution 6: To approve James F. McCann continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
365,396,703	3,433,168	368,829,871	135,687	-

Resolution 7: To approve Heather J. McGregor continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,300,563	560,903	368,861,466	104,092	-

Resolution 8: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
287,791,979	81,066,577	368,858,556	107,002	-

Resolution 9: To approve Maria Pinelli continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,132,531	728,569	368,861,100	104,458	0

Resolution 10: To approve Samantha F. Ravich continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,303,987	542,164	368,846,151	119,407	-

Resolution 11: To approve Vincent L. Sadusky continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,008,038	807,479	368,815,517	150,041	-

Resolution 12: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,915,715	933,239	368,848,954	116,604	-

Resolution 13: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,052,661	775,066	368,827,727	137,831	-

Resolution 14: To approve Maria Angela Zappia continuing to hold office as a director of the Company from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,426,341	433,164	368,859,505	106,053	-

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of the 2026 AGM until the conclusion of the next annual general meeting of the Company at which the annual report and accounts are laid before the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,294,089	601,128	368,895,217	70,341	-

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the auditors’ remuneration.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,142,032	700,768	368,842,800	122,758	-

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,010,530	813,245	368,823,775	141,783	-

Resolution 18: To authorize the directors to allot shares in the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,918,679	928,339	368,847,018	118,540	-

*Resolution 19: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
366,676,005	848,387	367,524,392	1,441,166	-

*Resolution 20: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or a specified capital investment.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
364,317,062	4,532,637	368,849,699	115,859	-

Resolution 21: To authorize the Company to make off-market purchases of its ordinary shares.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
364,835,056	4,012,567	368,847,623	117,935	-

*Resolution 22: To approve the adoption of the amended articles of association of the Company in substitution for, and to the exclusion of, its existing articles of association.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,226,719	584,297	368,811,016	154,542	-

* Denotes a special resolution requiring a 75% majority.

Notes:
(1)A “vote abstain” is not a vote in law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.
(2)As of the record date for determining voting entitlements, established as 3.00 pm (BST) on May 8, 2026, the outstanding share capital of the Company was 184,926,948 ordinary shares (excluding 25,440,312 treasury shares) each carrying one vote, 210,367,260 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.

Exhibit Number	Description

99.1	Articles of Association of Brightstar Lottery PLC, adopted May 12, 2026
99.2	Brightstar Lottery PLC Loyalty Plan Terms and Conditions, adopted April 7, 2015, and amended December 24, 2017, March 7, 2018, and May 7, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of Brightstar Lottery PLC, adopted May 12, 2026
99.2	Brightstar Lottery PLC Loyalty Plan Terms and Conditions, adopted April 7, 2015, and amended December 24, 2017, March 7, 2018, and May 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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